Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235

April 18, 2006

Mr. David R. Humphrey

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-0305

Re:	Deluxe Corporation
Form 10-K for the Year Ended December 31, 2005
File 001-07945

Dear Mr. Humphrey:

This letter contains our responses to the comments received from the Staff contained in your letter dated April 5, 2006 (the “Comment Letter”). The comments in the Comment Letter have been reproduced here in italics, and our responses are detailed under the comments.

Item 6 – Selected Financial Data, page 15

1.   You have not substantively justified the use of EBITDA or EBIT. Your statement that EBITDA and EBIT may be used to analyze profitability between companies and industries is not relevant to the presentation as a measure of operating performance. Further, while EBITDA and EBIT may be used by analysts as a measure of operating performance, footnote 44 of FR-65 states this cannot be the sole support for presenting a non-GAAP financial measure. Therefore, please revise to eliminate the presentation of EBITDA throughout your filing.

We will exclude the non-GAAP financial measures (i.e., EBITDA, EBIT, free cash flow) from future Form 10-K and Form 10-Q filings. We will continue to present EBITDA in our quarterly earnings releases which are furnished on Form 8-K, reconciling EBITDA to net income. We believe EBITDA is an important measure of operating performance to consider when evaluating our results of operations. In our case, depreciation and amortization of intangibles, as well as interest expense, were significantly impacted by the acquisition of New England Business Service, Inc. (NEBS) in June 2004. Additionally, interest expense in 2004 and 2003 was significantly impacted by borrowings used for our share repurchase programs. We believe that a measure of operating performance which excludes these impacts is helpful in analyzing our results. When presenting EBITDA in our earnings releases, we will not commingle this non-GAAP financial measure with GAAP financial measures, and we will revise the disclosure regarding the usefulness of EBITDA as a measure of operating performance, as follows:

“EBITDA is not a measure of financial performance under generally accepted accounting principles (GAAP) in the United States of America. We disclose EBITDA because we believe it is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation eliminates the effects of long-term financing (i.e., interest expense), income taxes and the accounting effects of capital investments (i.e., depreciation and amortization), which may vary for companies for reasons unrelated to overall operating performance. In our case, depreciation and amortization of intangibles, as well as interest expense, were significantly impacted by the acquisition of New England Business Service, Inc. (NEBS) in June 2004. Additionally, interest expense in 2004 and 2003 was significantly impacted by borrowings used for our share repurchase programs. We believe that a measure of operating performance which excludes these impacts is helpful in analyzing our results. We also believe that an increasing EBITDA depicts increased ability to attract financing and increases the valuation of our business. We do not consider EBITDA to be a measure of cash flow, as it does not consider certain cash requirements such as interest, income taxes or debt service payments. We do not consider EBITDA to be a substitute for operating income or net income. Instead, we believe that EBITDA is a useful performance measure which should be considered in addition to GAAP performance measures.”

2.    Measures such as EBIT, EBITDA and “free cash flow” constitute non-GAAP measures. The presentation of these measures in filed documents is subject to the disclosure requirements set forth in Item 10 of Regulation S-K. Your current presentation does not comply with these requirements. Please review your presentations, as appropriate, or omit these measures from your filed reports.

As discussed in our response to comment one, we will exclude the non-GAAP financial measures from future Form 10-K and Form 10-Q filings.

3.   If you elect to present net cash flow provided by operating activities in your table, please also present net cash flow provided by/used in investing activities and financing activities for a more complete and balanced picture of your cash flows.

We will incorporate this change into future Form 10-K filings.

4.    The purpose of the selected financial data table is to highlight certain significant trends in financial conditions and results of operations. Item 301 requires disclosure of selected balances from your financial statements for each of the last five years. While you may elect to include additional items in the table, any non-GAAP balances or related ratios should be presented in a separately labeled section at the end of the table. They should not be commingled with the GAAP disclosures. Please revise your format accordingly. In this regard, please also omit the presentation from your narrative discussion of GAAP operating results on page 24.

As discussed in our response to comment one, we will exclude the non-GAAP financial measures from future Form 10-K and Form 10-Q filings.

5.   The measures of EBIT and EBITDA should be presented in an appropriate context with clarification of their expected use. A performance measure looks at the degree of success or failure of an enterprise for a given period of time. A liquidity measure looks at the short run ability of an enterprise to pay maturing obligations. You refer to the usefulness of these measures to “analyze profitability between companies” and you reconcile them to net income. However, you also state that the measures indicate whether earnings are adequate to pay debts, you display your related ratios under the caption “Statement of Cash Flows Data” and your clearest demonstration of their purpose and effective use appears in conjunction with your discussion of “Cash Flows” on page 30. You have not justified the use of EBIT and EBITDA as performance measures. Please delete them from your filing. Alternatively, if they constitute liquidity measures, please revise your accompanying discussions and reconciliations to so state. We may have further comments upon review of your revised presentation.

As discussed in our response to comment one, we will exclude the non-GAAP financial measures from future Form 10-K and Form 10-Q filings.

Item 7 – Management Discussion and Analysis of Financial Condition and Results of Operations

Small Business Services, page 26

6.   During the 2005 fiscal year, you began allocating corporate costs to New England Business Service[s], Inc. (“NEBS”). However, you have not quantified the allocation percentage or your allocation methodology. As such, please tell us and revise to disclose your allocation percentages as well as your allocation methodology.

Beginning on page 25 and carrying over to page 26 of the filing, we refer the reader to “Note 17: Business segment information” for an explanation of our allocation methodology to avoid duplicative information in different sections of the filing. Note 17 of our consolidated financial statements discloses that corporate expenses are allocated based on business segment revenues, and that we began allocating corporate costs to the NEBS portion of Small Business Services on April 1, 2005, after NEBS implemented certain of our corporate shared service functions. Additionally, within the discussion of each segment’s operating results on pages 25–27, we quantify the impact of this change in allocation approach for each business segment. Because we have quantified the impact of our allocation approach to each business segment, we do not believe that an additional disclosure of allocation percentages is warranted.

Cash Flows, page 27

7.   Due to the acquisition of NEBS, your debt levels increased significantly. Further, you have experienced a significant decrease in “free cash flows”, as noted on page 15 of your filing, and your working capital is negative. As such, please revise to include a discussion of cash flow trends and your ability to service your debt through operating cash flows.

On page 32 of the filing, at the conclusion of the Capital Structure section, we provided the type of disclosure that the Staff has suggested. In future Form 10-K and Form 10-Q filings, we will relocate this disclosure to the Cash Flows section of Management’s Discussion and Analysis of Financial Condition and Results of Operation (MD&A). Additionally, on page 19, we have disclosed information about our cash flow outlook for 2006. We will revise the Cash Flows discussion in MD&A in our next Form 10-Q filing to include the following:

“Although cash provided by operating activities decreased in 2005, as compared to 2004, we anticipate that cash provided by operating activities will increase in 2006, as compared to 2005, due to anticipated decreases in contract acquisition payments to financial institution clients, lower payments for performance-based employee compensation and other positive working capital changes. We believe our future cash flows provided by operating activities and our available credit capacity are sufficient to support our operations, including capital expenditures, required debt service and dividend payments, for the foreseeable future.”

Assuming no change in circumstances, we will include similar disclosure in our future Form 10-Q and Form 10-K filings.

8.   Further, due to the materiality of your debt, please consider expanding Note 13 to include a detailed discussion regarding your debt covenants. Your discussion should disclose and quantify any material covenants as well as whether you were and expect to be in full compliance within the next fiscal year.

On page 73 of the filing, we disclose that all of our senior notes include covenants that place restrictions on the issuance of additional debt that would be senior to the notes and the execution of certain sale-leaseback agreements. There are no other material covenants regarding our senior notes. On page 75, we disclose that our committed lines of credit contain customary covenants regarding the ratio of earnings before interest and taxes (EBIT) to interest expense and levels of subsidiary indebtedness. In future Form 10-K and Form 10-Q filings, we will revise this discussion to quantify that the EBIT to interest expense coverage ratio required by our debt covenants is 3.0 times.

Additionally, assuming no change in circumstances, we will add the following disclosure in future Form 10-K and Form 10-Q filings within the Capital Structure section of MD&A:

“We were in compliance with all debt covenants as of {applicable date}, and we expect to remain in compliance with all debt covenants throughout the next year.”

Other Changes in Financial Condition, page 33

9.   It appears that goodwill and intangible assets, including contract acquisition costs, constitute over 65% of your total assets. In view of the relative significance of these balances and given your shareholders’ deficit and your working capital deficiency, this fact should be specifically disclosed and the potential implications discussed in the filing. Consideration should be given to disclosing and discussing the relative composition of your assets within Risk Factors as well.

We have disclosed in our Application of Critical Accounting Policies section on pages 35–36 of the filing the risk of asset impairment related to goodwill and intangible assets. We do not believe this risk is significant enough to warrant a risk factor disclosure. We do not have a material risk of impairment related to our contract acquisition costs asset, as these amounts are directly associated with individual revenue-producing contracts that provide a basis for full recovery, either through future revenue generation or refundability in the event of contract cancellation. Because of the level of cash flows provided by operating activities and our anticipation that these cash flows will increase in 2006, as compared to 2005, we do not consider our working capital deficiency to be a material risk. Our shareholders’ deficit is the result of previous share repurchase activity, as described on page 31 of the filing, as well as shareholder distributions. We anticipate that we will reflect positive shareholders’ equity by the end of 2006 or early 2007. Accordingly, we do not believe that our shareholders’ deficit or our working capital deficit is reflective of significant financial risks that warrant additional discussion in our filings.

Item 8 – Financial Statements and Supplementary Data

Note 1-Significant Accounting Policies

Contract acquisition costs, page 49

10.   You amortize contract acquisition costs over a one to ten year period. However, as disclosed on page 18, your supply contract duration periods average 3 to 5 years. As such, please tell us why you are amortizing certain contract acquisition costs over a 10 year period.

Each individual contract acquisition cost is amortized over the term of the related contract. As of December 31, 2005, we had one contract with a 10-year term. We have disclosed on page 49 that the weighted-average life over which contract acquisition costs are being amortized is 4.3 years, which corresponds to the statement on page 18.

Revenue Recognition, page 51

11.   We note that you generally recognize revenues when shipped or as services are performed. As such, it appears that you may be using more than one revenue recognition methodology. If so, please tell us and revise future filings to disclose all of your revenue recognition criteria.

We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed and determinable and (4) collectibility is reasonably assured. Nearly all of our revenues (99%) are generated from the sale of products. These products are shipped “FOB origin,” and are recognized as revenue upon shipment. Our services, which account for the remainder of our revenues, consist primarily of fraud prevention, information technology infrastructure services and payroll services. We recognize these service revenues as the services are provided. To date, our sales arrangements do not include both product and service deliverables.

We will modify our revenue recognition policy disclosure in future Form 10-K filings as follows:

“We recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sales price is fixed and determinable and (4) collectibility is reasonably assured. The majority of our revenues are generated from the sale of products for which revenue is recognized upon shipment. Our services, which account for the remainder of our revenues, consist primarily of fraud prevention, information technology infrastructure services and payroll services. We recognize these service revenues as the services are provided.”

Other non-current assets, page 57

12.   It appears that there was a $19,992,000 change in “contract acquisition obligations.” Due to the materiality, please tell us the nature of the change. That is, explain how this balance is derived. We note that the accrual balance is disclosed on page 33. Further, please tell us and revise your critical accounting policies within MD&A, in future filings, to disclose the major assumptions used to arrive at the estimated balance of this account as well as how you track these obligations.

The contract acquisition costs accrual balance represents specific payments required, as outlined in each contract. Liabilities for contract acquisition payments are recorded upon contract execution. These obligations are monitored for each contract and are adjusted as payments are made. This balance is not estimated, and we track these obligations in detail on a payment-by-payment basis. As noted in our response to comment 10, we amortize contract acquisition costs over the term of the related contract. As there are no significant estimates or assumptions involved in the determination of this balance, we believe a discussion of contract acquisition costs in our critical accounting policies discussion is not warranted. However, we have provided disclosures regarding our contract acquisition costs on page 33 in the Other Changes in Financial Condition section of our filing.

The $19,992,000 decrease in contract acquisition obligations relates to changes in the contract acquisition costs accrual. The table on page 57 presents changes in the contract acquisition costs balance on a cash basis, showing the cash paid during each period. Thus, the change in the accrual also needs to be considered, as certain acquisition costs that were paid were previously accrued and are already reflected in the contract acquisition costs balance as of the beginning of the period. In future Form 10-K and Form 10-Q filings, we will revise this presentation to present the information on an accrual basis, as follows:

(in thousands)	2005	2004	2003
Balance, beginning of year	$83,825	$96,085	$55,259
Additions(1)	50,177	22,268	66,412
Amortization	(34,731)	(34,528)	(25,586)
Refunds from contract terminations	(5,607)	—	—
Balance, end of year	$93,664	$83,825	$96,085

(1) Contract acquisition costs are accrued upon contract execution. Cash payments made for contract acquisition costs in each period were as follows: 2005 – $70,169; 2004 – $15,778; 2003 – $47,728.

In future Form 10-K and Form 10-Q filings, we will include additional disclosure as to how we track these obligations, as follows:

“Liabilities for contract acquisition payments are recorded upon contract execution. These obligations are monitored for each contract and are adjusted as payments are made.”

We hope this letter responds adequately to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any further comments or concerns, please don’t hesitate to contact me at (651) 787-1587. Thank you for your time and consideration.

Sincerely,

/s/ Douglas J. Treff

Douglas J. Treff

Senior Vice President and

Chief Financial Officer